Exhibit 99.1

Hi everyone,

My name is Max Howard and I am the Transaction Manager on the Masterworks acquisitions team.

I am happy to announce our newest offering, a painting by the highly celebrated contemporary American artist, George Condo. In 2021, Condo’s Auction turnover totaled over $76 million ranking him 28th among all artists. The artist was ranked 5th among all contemporary artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed nearly 300 examples of Condo’s paintings from around the world, many of which are priced in excess of $2 million. Of these examples, this is the ninth we have selected to be offered on the Masterworks platform

Entitled “xTxhxex xCxoxcxkxtxaxixlx xDxrxixnxkxexrx’xsx xWxixfxex,” the piece was completed by Condo in 2002. The Painting depicts a nude female figure holding a cocktail, who addresses the viewer with a confident gaze. Typical of Condo’s figurative works, the painting blends art historical concepts with the artist’s keen interest in contemporary culture and the human psyche.

As of November 2022, colorful multi-figure compositions featuring nude female figures account for four of Condo’s top five auction records. Examples similar in period to the Painting and featuring single “grotesque” nudes have sold for as much as $1.7 million at auction, including: “The Showgirl” (2008), which sold for nearly $1.7 million at Phillips, London in October of 2021, and “The Rock Thrower” (2007), which sold for $750,000 at Phillips, London in March of 2022.

Between May 2009 and October 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 13.8%.